NEWALTA

NAL.UN

Newalta Income Fund Announces $100 Million Offering of Convertible Unsecured Subordinated Debentures

CALGARY, Alberta, Canada, October 22, 2007 – Newalta Income Fund ("Newalta") is pleased to announce that it has entered into an agreement with a syndicate of underwriters led by CIBC World Markets Inc. as the sole bookrunner, and co-led by RBC Capital Markets, to issue $100,000,000 principal amount of Convertible Unsecured Subordinated Debentures (the "Debentures") on a bought deal basis.

The Debentures will bear an interest rate of 7.0% per annum, payable semi-annually in arrears on May 31 and November 30 each year commencing May 31, 2008. The Debentures will mature on November 30, 2012.

The Debentures will be convertible at any time at the option of the holders into trust units ("Trust Units") of Newalta at a conversion rate of approximately 43.4783 Trust Units per $1,000 principal amount of Debentures, which is equal to a conversion price of $23.00 per Trust Unit. After November 30, 2010 and on or before November 30, 2011, Newalta will have the right to redeem all or a portion of the Debentures equal to the principal amount plus accrued and unpaid interest, provided that the market price of the Trust Units on the date on which the notice of redemption is given is not less than 125% of the conversion price. After November 30, 2011, Newalta will have the right to redeem all or a portion of the Debentures equal to the principal amount plus accrued and unpaid interest. Newalta will, in certain circumstances, have the right to repay the principal outstanding under the Debentures through the issuance of Trust Units.

The Debentures will be offered in each of the provinces of Alberta, British Columbia, Manitoba, Ontario and Quebec, through a short form prospectus, and via private placement in the United States under Rule 144A. Closing of the offering is expected to occur on or about November 16, 2007, subject to satisfaction of customary conditions including receipt of all necessary regulatory approvals.

The net proceeds from the sale of the Convertible Debentures will be used to pay down outstanding indebtedness borrowed to fund acquisitions and growth capital expenditures in 2007.

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The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

About Newalta Income Fund
Newalta Income Fund is the largest Canadian industrial waste management and environmental services provider and focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. It also provides environmentally sound disposal of solid, non-hazardous industrial waste. With talented people and a national network of facilities, Newalta serves customers in the automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets. Newalta Income Fund's units trade on the TSX as NAL.UN. For more information, visit www.newalta.com.

This press release contains forward-looking statements. More particularly, this press release contains statements concerning the anticipated closing date of the offering and the anticipated use of the net proceeds of the offering. Although Newalta believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them because Newalta can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties.

The closing of the offering could be delayed if Newalta is not able to obtain the necessary regulatory and stock exchange approvals on the timelines it has planned. The offering will not be completed at all if these approvals are not obtained or some other condition to the closing is not satisfied. Accordingly, there is a risk that the offering will not be completed within the anticipated time or at all.

The intended use of the net proceeds of the offering by Newalta might change if the board of trustees of Newalta of the board of directors of Newalta Corporation, the administrator of Newalta, determines that it would be in the best interests of Newalta to deploy the proceeds for some other purpose.

The forward-looking statements contained in this press release are made as of the date hereof and Newalta undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

FOR FURTHER INFORMATION PLEASE CONTACT:

Newalta Income Fund
Anne M. MacMicken
Director, Investor Relations
(403) 806-7019

Ronald L. Sifton
Executive Vice President and Chief Financial Officer
(403) 806-7020

Website: www.newalta.com

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Not for distribution to U.S. newswire services
or for dissemination in the United States

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in the provinces of Alberta, British Columbia, Manitoba, Ontario and Québec, but has not yet become final for the purposes of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws. Accordingly, the securities offered hereby may not be offered or sold in the United States of America or to a U.S. Person (as such term is defined in Regulation S under the U.S. Securities Act). This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States of America. See "Plan of Distribution".

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request, without charge, from the Corporate Secretary of Newalta Income Fund at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta, T2R 1L9, telephone (403) 806-7000 and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained, without charge, from the Corporate Secretary of Newalta Income Fund at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.*

Preliminary Short Form Prospectus

New Issue October 26, 2007

NEWALTA

NEWALTA INCOME FUND

$100,000,000

7.0% Convertible Unsecured Subordinated Debentures

This short form prospectus qualifies for distribution 100,000 7.0% convertible unsecured subordinated debentures (the "Debentures") of Newalta Income Fund ("Newalta Fund"), an unincorporated open-end mutual fund trust established pursuant to a deed of trust dated January 16, 2003 (the "Deed of Trust") and governed by the laws of the Province of Alberta, to be offered at a price of $1,000 per Debenture. The Debentures have a maturity date of November 30, 2012 (the "Maturity Date"). The Debentures bear interest at an annual rate of 7.0% payable semi-annually in arrears on May 31 and November 30 in each year commencing May 31, 2008, including accrued interest. The Debentures are redeemable by Newalta Fund at a price of $1,000 per Debenture after November 30, 2010 and on or before November 30, 2011 (provided that the "current market price" (as defined herein) of the trust units of Newalta Fund (the "Trust Units") on the date on which the notice of redemption is given is not less than 125% of the Conversion Price (as defined below)) and at a price equal to $1,000 per Debenture after November 30, 2011 and before maturity, in each case, plus accrued and unpaid interest thereon, if any. See "Details of the Offering".

Debenture Conversion Privilege

Each Debenture will be convertible into Trust Units at the option of the holder at any time prior to the close of business on the earlier of the Maturity Date and the business day immediately preceding the date specified by Newalta Fund for redemption of the Debentures, at a conversion price of $23.00 per Trust Unit (the "Conversion Price"), subject to adjustment in certain events. Holders converting their Debentures will receive accrued and unpaid interest thereon for the period from the date of the last interest payment thereon to the date of conversion. Notwithstanding the foregoing, no Debentures may be converted during the three business days preceding May 31 and November 30 in each year, commencing May 31, 2008, as the registers of Valiant Trust Company, as debenture trustee (the "Debenture Trustee"), will be closed during such periods. See "Details of the Offering – Conversion Privilege".

Upon the maturity or redemption of the Debentures, Newalta Fund may pay the outstanding principal of the Debentures in cash or may, at its option, on not greater than 60 days and not less than 30 days prior notice and subject to regulatory approval, elect to satisfy its obligations to repay all or a portion of the principal amount of the Debentures which have matured or been redeemed by issuing and delivering that number of Trust Units obtained by dividing the aggregate amount of principal of the Debentures which have matured or redeemed by 95% of the weighted average trading price of the Trust

Units on the Toronto Stock Exchange (the "TSX") for the 20 consecutive trading days ending five trading days preceding the date fixed for redemption or the maturity date, as the case may be. Any accrued and unpaid interest thereon will be paid in cash.

The outstanding Trust Units of Newalta Fund are listed and posted for trading on the TSX under the symbol "NAL.UN". On October 22, 2007, the last trading day prior to the announcement of the offering (the "Offering"), the closing price of the Trust Units on the TSX was $19.34 per Trust Unit. Newalta Fund has applied to list the Debentures distributed under this short form prospectus and the Trust Units issuable on the conversion, redemption or maturity of the Debentures on the TSX. Listing is subject to Newalta Fund fulfilling all of the listing requirements of the TSX.

Price: $1,000 per Debenture

	Offering Price to the Public	Underwriters' Fee	Net Proceeds to Newalta Fund(1)(2)
Per Debenture	$1,000	$40.00	$960.00
Total	$100,000,000	$4,000,000	$96,000,000

Notes:

(1) Before deducting expenses of the Offering estimated at $500,000 which will be paid from the general funds of Newalta Fund.

(2) Newalta Fund has granted to the Underwriters (as defined below) an option (the "Over-Allotment Option") to purchase up to an additional 15,000 Debentures, representing up to 15% of the offering of Debentures, at a price of $1,000 per Debenture (plus accrued interest from the initial closing of the Offering to the closing of the Over-Allotment Option) on the same terms and conditions as the Offering, exercisable in whole or in part from time to time, not later than the 30th day following the closing of the Offering to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total offering price to the public, Underwriters' fee and net proceeds to Newalta Fund (before deducting expenses of the Offering) will be $115,000,000, $4,600,000 and $110,400,000 respectively. This short form prospectus also qualifies for distribution both the grant of the Over-Allotment Option and the issuance of the additional Debentures pursuant to the exercise of the Over-Allotment Option. See "Plan of Distribution".

The offering price of the Debentures offered hereunder was determined by negotiation between Newalta Corporation ("Newalta"), on behalf of Newalta Fund, and CIBC World Markets Inc., on its own behalf and on behalf of RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc., TD Securities Inc., National Bank Financial Inc. and Orion Securities Inc. (collectively, the "Underwriters"). **There is currently no market through which the Debentures may be sold and purchasers may not be able to resell the Debentures purchased under this short form prospectus. This may affect the pricing of the Debentures in the secondary market, the transparency and availability of trading prices, the liquidity of the Debentures and the extent of issuer regulation. See "Risk Factors".**

Underwriters' Position	Maximum size or number of securities held	Exercise period	Exercise price
Over-Allotment Option	15,000 Debentures	30 days following closing of the Offering	$1,000 per Debenture

The Underwriters, as principals, conditionally offer the Debentures, subject to prior sale, if, as and when issued by Newalta Fund and accepted by the Underwriters in accordance with the conditions contained in the underwriting agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters by Bennett Jones LLP on behalf of Newalta Fund and by Stikeman Elliott LLP on behalf of the Underwriters.

Subscriptions for the Debentures will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The closing of the Offering is expected to take place on November 16, 2007 or such other date as may be agreed upon by the Underwriters and Newalta Fund provided that such date is not later than December 14, 2007. Certificates for the aggregate principal amount of the Debentures will be issued in "book-entry only" form to CDS Clearing and Depositary Services Inc. ("CDS") or its nominee and will be deposited with CDS on the date of closing. No certificates evidencing the Debentures will be issued to subscribers, except in certain limited circumstances, and registration will be made in the depositary service of CDS. Subscribers for Debentures will receive only a customer confirmation from the Underwriter or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Debentures is purchased.

Subject to applicable laws, the Underwriters may effect transactions which stabilize or maintain the market price for the Trust Units or the Debentures at levels other than those which otherwise might prevail in the open market. See "Plan of Distribution".

CIBC World Markets Inc., RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc. and TD Securities Inc. are subsidiaries of Canadian chartered banks (the "Banks") which are lenders to Newalta. Newalta has issued notes (the "Notes") to Newalta Fund on which it makes principal and interest payments. Newalta Fund also owns all of the issued and outstanding shares (the "Common Shares") of Newalta. As a result, Newalta Fund may be considered a connected issuer of CIBC World Markets Inc., RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc. and TD Securities Inc. for the purposes of securities regulations in certain provinces. See "Relationship Among Newalta, Newalta Fund and the Underwriters" and "Use of Proceeds".

The after tax return from an investment in Trust Units issuable on the conversion, redemption or maturity, as the case may be, of the Debentures to holders of Trust Units ("Unitholders") subject to Canadian federal income tax will depend, in part, on the composition for tax purposes of distributions paid by Newalta Fund (portions of which will be fully or partially taxable or may constitute non-taxable returns of capital which reduce the Unitholder's adjusted cost base in the Trust Units for tax purposes). The composition for tax purposes of those distributions may change over time, thus affecting the after tax return to Unitholders.

The specified investment flow-through ("SIFT") legislation relating to trusts and partnerships, first announced on October 31, 2006, has been enacted (see "Canadian Federal Income Tax Considerations – Specified Investment Flow-Through Legislation" and "Risk Factors – Specified Investment Flow-Through Legislation"). The SIFT legislation will impose a tax on certain income earned by a SIFT trust, as well as taxing the taxable distributions received by investors from such entities as dividends. The SIFT legislation does not change the tax treatment of distributions that are paid as a return of capital by SIFT trusts. The SIFT legislation will apply to Newalta Fund, beginning with the 2011 taxation year of the trust, provided Newalta Fund does not exceed "normal growth" as defined by guidelines issued by the Department of Finance.

A return on an investment in the Trust Units is not comparable to the return on an investment in a fixed-income security. The recovery of an initial investment in Newalta Fund is at risk, and the anticipated return on such investment is based on many performance assumptions. Although Newalta Fund intends to make distributions of its available cash to Unitholders, these cash distributions may be reduced or suspended. The actual amount distributed will be in accordance with the Deed of Trust and will depend on numerous factors, including the financial performance of the subsidiaries of Newalta Fund, debt obligations, working capital requirements, future capital requirements and the application of the SIFT legislation. The market value of the Trust Units may decline if Newalta Fund's cash distributions decline in the future, including as a result of the application of the SIFT legislation, which legislation could apply to Newalta Fund and its Unitholders before 2011, and that decline may be material.

In the opinion of counsel to Newalta Fund and counsel to the Underwriters, provided the Debentures and Trust Units are listed on the TSX, the Debentures and the Trust Units issuable on the conversion, redemption or maturity thereof will, at the date of issue, be qualified investments under the *Income Tax Act* (Canada) (the "Tax Act") and the regulations thereunder (the "Regulations") for trusts governed by registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), registered education savings plans ("RESPs") and deferred profit sharing plans ("DPSPs") (RRSPs, RRIFs, RESPs, and DPSPs being referred to collectively as "Exempt Plans") (other than, with respect to the Debentures, a trust governed by a DPSP to which contributions are made by Newalta Fund). See "Eligibility For Investment".

It is important for an investor to consider the particular risk factors that may affect the industry in which it is investing, and therefore the stability of the distributions that it receives. See "Risk Factors".

Neither the Debentures nor the Trust Units are "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, Newalta Fund is not a trust company and, accordingly, it is not registered under any trust and loan company legislation as it does not carry on, or intend to carry on, the business of a trust company.

The head and principal office of each of Newalta Fund and Newalta is located at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9 and the registered office of Newalta is located at 4500 Bankers Hall East, 855 – 2nd Street S.W., Calgary, Alberta T2P 4K7.

Unless otherwise specifically stated, all dollar amounts in this short form prospectus are expressed in Canadian dollars.

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of Newalta Fund filed with securities commissions or similar regulatory authorities in each of the provinces of Alberta, British Columbia, Manitoba, Ontario and Québec are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) Annual Information Form of Newalta Fund for the financial year ended December 31, 2006 dated March 20, 2007 (the "AIF");

(b) Management Information Circular and Proxy Statement of Newalta Fund dated March 20, 2007 relating to the Annual and Special Meeting of Unitholders held on May 9, 2007;

(c) Audited comparative consolidated financial statements of Newalta Fund as at and for the year ended December 31, 2006, together with the notes thereto and the auditors' report thereon;

(d) Management's Discussion and Analysis of Newalta Fund for the year ended December 31, 2006;

(e) Unaudited comparative consolidated financial statements of Newalta Fund as at and for the three and six months ended June 30, 2007; and

(f) Management's Discussion and Analysis of Newalta Fund for the three and six months ended June 30, 2007.

Any material change reports, except confidential material change reports, business acquisition reports, comparative interim financial statements, comparative financial statements for Newalta Fund's most recently completed financial year, together with the accompanying report of the auditors, and information circulars filed by Newalta Fund with a securities commission or similar regulatory authority of a province of Canada in which a distribution of securities is made pursuant to this short form prospectus, after the date of this short form prospectus

and prior to the termination of the distribution, shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute a part of this short form prospectus.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this short form prospectus, and in certain documents incorporated by reference in this prospectus, constitute "forward-looking statements". When used in these documents, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", and similar expressions, as they relate to Newalta Fund, Newalta, the subsidiaries of Newalta Fund and/or Newalta, or their management, are intended to identify forward-looking statements. Such statements reflect the current views of Newalta Fund and Newalta with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, general market conditions, commodity prices, interest rates and exchange rates, seasonality of operations, growth, acquisition strategy, integration of businesses into Newalta's operations, potential liabilities from acquisitions, dependence on senior management, regulation, landfill operations, competition, risk of pending and future legal proceedings, employees, labour unions, fuel costs, access to industry and technology, possible volatility of Trust Unit price, insurance, future capital needs, debt service, sales of additional Trust Units, dependence on Newalta, the nature of the Trust Units, Unitholder limited liability, Canadian federal income tax considerations, redemption of Trust Units, loss of mutual fund trust status, the effect of Canadian federal government proposals regarding non-resident ownership, and the factors discussed under the headings "Information Respecting Newalta Corporation and Newalta Industrial – Risk Factors Affecting the Business of Newalta" and "Information Respecting Newalta Corporation and Newalta Industrial – Risks Related to the Structure of Newalta Fund" contained in the AIF and under the heading "Risk Factors" in this short form prospectus.

Many other factors could also cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements and readers are cautioned that the foregoing list of factors is not exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The forward-looking statements in this short form prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement. Unless otherwise required by law, neither Newalta Fund nor the Underwriters intend, or assume any obligation, to update these forward-looking statements.

ORGANIZATION AND STRUCTURE OF NEWALTA INCOME FUND

Newalta Fund was established pursuant to the Deed of Trust and is governed by the laws of the Province of Alberta. Newalta Fund is an unincorporated open-end mutual fund trust. Newalta Fund owns all of the issued and outstanding Common Shares and Notes of Newalta and Newalta owns all of the issued and outstanding shares and notes of Newalta Industrial Services Inc. ("Newalta Industrial"). Each of Newalta and Newalta Industrial is governed by the *Business Corporations Act* (Alberta). Newalta is the corporation resulting from the amalgamation of Newalta Corporation and Newalta Acquisition Corporation which was effected on March 1, 2003 in connection with a Plan of Arrangement involving Newalta Fund, Newalta and Newalta Acquisition Corporation. The head and principal office of Newalta Fund is located at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9.

The principal undertaking of Newalta Fund is to hold, through its wholly-owned subsidiary, Newalta, the property and assets of Newalta. Newalta Fund's primary assets are currently the Common Shares and Notes of

Newalta. Newalta Fund participates in the cash flow from the business carried on by Newalta and Newalta Industrial through its ownership of the Common Shares and Notes.

Through Newalta Fund, Unitholders participate in distributions from Newalta to the extent authorized by the trustees of Newalta Fund. In accordance with the terms of the Deed of Trust, Newalta Fund makes cash distributions to Unitholders of: (i) the interest income earned from, and the repayments of principal on, the Notes; and (ii) dividends, if any, received on, and amounts, if any, received on the repurchase of, the Common Shares after expenses and capital expenditures, any cash redemptions of Trust Units, and other expenditures. Newalta endeavors to retain a portion of its cash flow over time to, among other things: (i) pay any costs, expenses or liabilities incurred or to be incurred by Newalta Fund; (ii) comply with the limits or restrictions contained in any loan agreement; and (iii) fund capital expenditures. Newalta endeavours to distribute the balance of its cash flow to Newalta Fund. The actual percentage retained by Newalta is subject to the discretion of the Board of Directors of Newalta and may vary from month to month.

BUSINESS OF NEWALTA

In this section, references to Newalta include Newalta Corporation and Newalta Industrial. Newalta is engaged in the processing and recovery of saleable products from waste materials. Since 1993, Newalta has applied and commercialized proven technologies to recover valuable products from waste, expanded its service offerings, entered new geographic markets and acquired complementary businesses. During this period, Newalta experienced greater than 30% average annual growth rate in revenue. Approximately half of this growth was attributable to acquisitions while the balance was attributable to the development of new facilities and additional services at existing facilities.

Newalta serves a broad range of national and multi-national customers and is Canada's largest provider of industrial waste management services and a leader in the recovery and recycling of valuable products from waste streams. Newalta has a diverse customer base across multiple industry sectors, including upstream oil and gas, refining, petrochemical, pulp and paper, automotive, mining, forestry, steel, transportation and manufacturing. In its two operating divisions, the Western Division ("Western") and the Eastern Division ("Eastern"), Newalta employs approximately 2,000 people in its network of over 85 facilities across Canada.

Newalta's integrated network of facilities and services provides customers with access to a wide range of service options, facility proximity, current technology, reduced costs and high standards for safety and environmental performance. A geographic (local, regional and national) and key customer account approach is taken to sales of services. The services offered in specific geographic markets are tailored to the demands of the market and utilize Newalta's operating and technical knowledge. Newalta competes with regional competitors or competitors for specific services; however, no single competitor on a national basis offers the same set of services through a network of processing, treatment and disposal facilities.

Newalta focuses on investments in technology that are intended to maximize the recovery of products for resale and minimize the waste residues that require ultimate disposal. Several technologies have been applied through operating knowledge to various waste streams to recover crude oil from oilfield waste, re-refine used lubricating oil, process wastewaters and aqueous sludges, recycle oil filters, redistill glycols and solvents and recycle frac sand and drilling mud. Technological developments have led to improved products and new market opportunities.

As a result of acquisitions completed in 2006, Newalta expanded service offerings in western Canada and reduced its exposure to commodity prices and drilling activity by extending its facility network into Ontario, Québec and Atlantic Canada. In addition, during 2006 and 2007, Newalta concentrated on improving the efficiency of its collection network, developing processing technology at existing facilities and integrating acquisitions. Newalta anticipates revenue growth from continued market development, specific service expansions, such as onsite services, drill site services and the acquisition of complementary businesses.

Western Division

Western, consisting of the Oilfield, Drill Site and Industrial business units, currently operates a network of facilities with approximately 900 people in British Columbia, Alberta and Saskatchewan. Western is operated and

managed as an integrated set of assets to provide a broad range of seamless waste management and recycling services. Western (excluding the Drill Site business unit) holds an approximate 45% market share (approximately a 15% market share with respect to the Drill Site business unit) with regional competitors in each market segment, with no one competitor offering a similar integrated service package across the broad geographic market.

For the six months ended June 30, 2007, $23.1 million was invested in Western consisting of $3.7 million in maintenance capital investments, $13.5 million in growth capital expenditures and $5.9 million in acquisition expenditures. Capital expenditures were directed at improving productivity, increasing centrifuge capacity, financing maintenance investments and expanding services for onsite processes, drill site services and landfill development.

For further details about Western, see "Information Respecting Newalta Corporation and Newalta Industrial – Western Division" in the AIF and for a summary of the service offerings of Western, see "Information Respecting Newalta Corporation and Newalta Industrial – Markets and Services" in the AIF.

Eastern Division

Eastern was established in 2006 and consists of the Ontario business unit and the Québec/Atlantic Canada business unit. Eastern operates a network of facilities with over 600 people. Eastern is also operated and managed as an integrated set of assets to provide a broad range of seamless industrial waste management and recycling services. Eastern has a market share of approximately 15% with regional competitors in each market segment and, similar to Western, no one competitor offering a similar comprehensive integrated service package across the broad geographic market.

For the six months ended June 30, 2007, $32.9 million was invested in Eastern consisting of $1.8 million in maintenance capital investments, $11.0 million in growth capital expenditures and $20.1 million in acquisition expenditures. Capital expenditures were directed at facility improvements, productivity and efficiency increases and service expansion.

For further details about Eastern, see "Information Respecting Newalta Corporation and Newalta Industrial – Eastern Division" in the AIF and for a summary of the service offerings of Eastern, see "Information Respecting Newalta Corporation and Newalta Industrial – Markets and Services" in the AIF.

Outlook

Future growth is expected to be driven by a combination of investments in existing operations as well as acquisitions of complementary businesses consistent with Newalta's growth over the past 10 years. The acquisitions and capital investments completed in 2006 and 2007 expanded Newalta's geographic reach across Canada and reduced exposure to commodity prices and drilling activity. While maintaining growth in western Canada, Newalta intends to continue to exploit opportunities to improve the utilization of assets by moving additional units into areas with highest demand levels. Newalta also anticipates continuing to invest in opportunities to exploit its position in the large eastern Canadian market by capturing growth through market penetration and improving returns through pricing improvements at all facilities as well as the timely execution of capital projects for internal growth. These opportunities across Canada are expected to further diversify services and capitalize on Newalta's national network, organization, infrastructure and strong customer relationships.

RECENT DEVELOPMENTS

Acquisitions During 2007

Newalta has acquired and integrated complementary businesses to expand its services and enter new geographic markets. Since 2002, Newalta has acquired 25 businesses, including the following acquisitions since January 1, 2007:

- On October 16, 2007, Eastern acquired the operating assets of Montreal, Québec-based Nova Pb Inc. ("Nova Pb") for $55.5 million, consisting of $45 million paid in cash at closing, $0.5 million payable in 2008 and the balance paid by the issuance at closing of 510,690 Trust Units. Nova Pb

operates Canada's largest integrated lead battery recycling facility located on a 20 hectare (50 acre) site in Ville Ste-Catherine, Québec, on the south shore of Montreal, 12 kilometres from Newalta's existing transfer station in Chateauguay. This facility has the capacity, with two long-body rotary kilns, to process up to 200,000 tonnes of used batteries, and can produce up to 100,000 tonnes of recycled lead, per year. Nova Pb employs 115 people on a full time basis and is a leading supplier of custom lead alloys to the automotive and industrial battery manufacturing industries. Although the effective date of the transaction is November 1, 2007, since certain inventory relating to the operation of the business prior to November 1, 2007 will be sold for the account of Nova Pb after November 1, 2007, Newalta does not anticipate receiving any revenue related to this operation prior to December 1, 2007 at the earliest.

- Western acquired all of the operating assets of New West Fluid Management Inc., a drilling waste service provider with 30 people and 12 technical field consultants located in Calgary, Edmonton and Medicine Hat, Alberta on July 5, 2007. The purchase price was $9.7 million. The acquired operations increase the customer base and market coverage into Central and Southern Alberta and South Eastern Saskatchewan. Included with the acquisition is a fleet of 15 vacuum trucks dedicated to drilling waste management.

- On June 1, 2007, Eastern acquired 100% of the operating assets of Eastern Environmental Services Ltd. for a purchase price of $9.2 million. The acquired operations include 30 people, a fleet of mobile services, a transfer station and processing facility located in Sussex, New Brunswick, and a satellite office in Bedford, Nova Scotia. These services extend Newalta's regional market coverage and provide a platform for continued growth in Atlantic Canada.

- Eastern acquired the operating assets of three private entities based in and around Pintendre (south shore of Québec City), Ville de Amqui and Rimouski, Québec for a collective purchase price of $7.9 million in cash. This acquisition closed on May 1, 2007 and adds four centrifuges to the Québec/Atlantic Canada business unit, servicing the Québec refinery and petrochemical market, a fleet of vacuum trucks and pressure washers and the operations of a household waste, small industrial waste generator and soil treatment business. Collectively, these operations add a total of 36 people.

- On May 1, 2007, Eastern acquired 100% of the operating assets of EcoloSite Inc., based in London, Ontario, for a total purchase price of $3.0 million comprised of $2.3 million in cash and the assumption of $0.7 million in debt. EcoloSite operates from one facility with 13 people servicing customers across Ontario and the Maritimes, in mobile onsite treatment and the management of industrial and municipal waste.

- Western acquired the operating assets of Panaco Fluid Filtration Systems Ltd. on April 1, 2007 for approximately $5.9 million in cash. Panaco Fluid Filtration Systems Ltd. and its 15 people based out of Rocky Mountain House, Alberta, deliver onsite fluid filtration services to refineries, gas plants as well as oil and gas exploration drilling locations.

Credit Facility

Newalta entered into an amended credit agreement on October 12, 2007 which provides for a $425.0 million extendible revolving credit facility (the "Credit Facility") which will be used to fund growth capital expenditures, for general corporate purposes and for the provision of financial security to third parties. See "Material Debt".

Potential Acquisitions

Newalta is involved in discussions concerning additional opportunities on a regular basis which individually or collectively could be material. Newalta cannot predict the outcome of the discussions but, as of the date hereof, Newalta has not reached an agreement on any material transaction.

Specified Investment Flow-Through Legislation

The SIFT legislation, first announced on October 31, 2006, has been enacted. These rules will impose a tax at the trust level on distributions of certain income from a SIFT trust at a rate of tax comparable to the combined federal and provincial corporate tax rate. Such distributions will be treated as dividends to Unitholders.

The new distribution tax will apply to Newalta Fund commencing in 2011 assuming Newalta Fund does not exceed "normal growth" prior to that date and distributions that have been subject to the new distribution tax will be characterized as dividends received from a taxable Canadian corporation for Unitholders. See "Canadian Federal Income Tax Considerations".

CASH DISTRIBUTIONS

Income of Newalta Fund, which is distributed to Unitholders, is calculated by Newalta and approved by the trustees of Newalta Fund. Newalta Fund distributes distributable income on or about the 15th day of each calendar month or, if such day does not fall on a business day, the next following business day of the calendar month to Unitholders of record on the last business day of the previous month.

The following cash and Trust Unit distributions, as the case may be, have been declared to Unitholders since January 1, 2007:

Record Date	Payment Date	Per Trust Unit ($)	Total	
			Cash Distributed ($)	Trust Units Issued(1)
January 31, 2007	February 15, 2007	0.185	6,454,140	38,251
February 28, 2007	March 15, 2007	0.185	6,454,584	38,240
March 30, 2007	April 16, 2007	0.185	6,295,658	47,220
April 30, 2007	May 15, 2007	0.185	6,357,408	44,866
May 31, 2007	June 15, 2007	0.185	6,330,525	48,258
June 29, 2007	July 16, 2007	0.185	6,352,293	46,725
July 31, 2007	August 15, 2007	0.185	6,352,523	54,459
August 31, 2007	September 17, 2007	0.185	6,505,738	53,481
September 28, 2007	October 15, 2007	0.185	6,352,320	62,345
Total		**1.67**	**57,455,189**	**433,845**

Note:

(1) Represents Trust Units issued to participants in the Distribution Reinvestment Plan of Newalta Fund.

USE OF PROCEEDS

The estimated net proceeds from the Offering will be $95.5 million ($109.9 million if the Over-Allotment Option is exercised in full) after deducting the fees payable to the Underwriters and expenses of the Offering, estimated to be $500,000. The net proceeds from the sale of the Debentures will be used to pay down outstanding indebtedness under the Credit Facility borrowed to finance acquisitions and growth capital expenditures in 2007. (See "Recent Developments – Acquisitions During 2007"). See also "Relationship Among Newalta, Newalta Income Fund and the Underwriters" and "Material Debt".

After applying the net proceeds from the Offering to repay a portion of the outstanding indebtedness of Newalta, as at September 30, 2007 approximately $135.3 million of debt would have been outstanding under the Credit Facility ($180.3 million after giving effect to the acquisition of assets of Nova Pb). The unutilized capacity under the Credit Facility and undistributed cash flow will be used to fund growth capital expenditures as well as for general corporate purposes.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of Newalta Fund as at June 30, 2007 both before and after giving effect to the Offering.

Designation	Authorized	Outstanding as at June 30, 2007, before giving effect to the Offering (2)(5)	Outstanding as at June 30, 2007, after giving effect to the Offering (3)(4)(5)
($000s, other than Trust Unit amounts)			
Credit Facility (1)	- -	$250,753	$155,253
Debentures	$115,000	$nil	$90,890
Trust Units	unlimited	$488,564 (40,996,118 Trust Units)	$488,564 (40,996,118 Trust Units)

Notes:

(1) Effective October 12, 2007, Newalta was provided the Credit Facility by certain Canadian chartered banks in the total principal amount of $425.0 million. The Credit Facility has been provided on an extendible revolving basis and is primarily secured by charges on all present and future property of Newalta, Newalta Fund and Newalta Industrial. Such charges have been granted, among other things, by way of a floating charge debenture given by each of Newalta, Newalta Fund and Newalta Industrial. Borrowings under the Credit Facility may be made in either Canadian or United States dollars. The interest rates payable by Newalta under the Credit Facility vary based upon the type of borrowing and the ratio of Newalta's funded debt to its earnings before interest, taxes, depreciation and amortization.

(2) Represents the aggregate debt owing under the Credit Facility as at June 30, 2007 in the amount of $196.1 million and indebtedness borrowed under the Credit Facility in connection with the acquisitions of New West Fluid Management Inc. and Nova Pb in the aggregate amount of $54.7 million. See "Recent Developments".

(3) Represents the aggregate debt owing under the Credit Facility as at June 30, 2007 and indebtedness borrowed under the Credit Facility in connection with the acquisitions of New West Fluid Management Inc. and Nova Pb, less the net proceeds of the Offering, excluding the Over-Allotment Option, of $95.5 million. See "Recent Developments".

(4) Based on the issuance of 100,000 Debentures for aggregate gross proceeds of $100.0 million less the Underwriters' fees of $4.0 million and estimated expenses of the Offering of $0.5 million for net proceeds of $95.5 million, and the computed equity component of the Debentures of $4.6 million. See "Plan of Distribution". If the Over-Allotment Option is exercised in full, an aggregate of 115,000 Debentures will be issued for aggregate gross proceeds of $115.0 million less the Underwriters' fees of $4.6 million and estimated expenses of the Offering of $0.5 million for net proceeds of $109.9 million.

(5) Represents 40,485,428 Trust Units issued and outstanding as at June 30, 2007 ($478.6) and 510,690 Trust Units issued on October 16, 2007 in connection with the acquisition of substantially all of the assets of Nova Pb ($10.0 million). In addition, there were 2,379,550 rights to acquire Trust Units outstanding as at October 25, 2007 pursuant to the Trust Unit Rights Incentive Plans of Newalta Fund as described in the Management Information Circular and Proxy Statement dated March 20, 2007 of Newalta Fund.

DESCRIPTION OF TRUST UNITS

The following is a summary of the material attributes and characteristics of the Trust Units and is subject to, and qualified in its entirety by, reference to the terms of the Deed of Trust.

Each Trust Unit represents an equal undivided beneficial interest in Newalta Fund and entitles the holder to one vote at meetings of Unitholders. All Trust Units outstanding from time to time are entitled to share equally in any distributions by Newalta Fund and, in the event of termination of Newalta Fund, in the net assets of Newalta Fund.

An unlimited number of Trust Units have been authorized and may be issued pursuant to the Deed of Trust. The Deed of Trust, among other things, provides for the calling of meetings of Unitholders, the conduct of the business thereof, notice provisions and the appointment and removal of the trustees of Newalta Fund. A special resolution approved by not less than $66^2/_3$% of the votes of Unitholders represented at a meeting is required to, among other things, amend the Deed of Trust or terminate Newalta Fund. The Deed of Trust also restricts non-resident ownership of Trust Units to less than a majority of the outstanding Trust Units at any time in order for Newalta Fund to maintain its status as a mutual fund trust under the Tax Act. See also "Information Respecting Newalta Income Fund – Limitation on Non-Resident Ownership" in the AIF. The foregoing is a summary of certain provisions of the Deed of Trust. For a more complete description, reference should be made to the Deed of Trust,

copies of which may be viewed at the offices of, or obtained from, Newalta Fund and are available electronically at www.sedar.com.

The Trust Units do not represent a traditional investment and should not be viewed by investors as "shares" in either Newalta Fund or Newalta. As holders of Trust Units, Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The market price of the Trust Units will be sensitive to, among other things, the anticipated distributable income from Newalta Fund, as well as a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of Newalta Fund to maintain and grow revenues. Changes in market conditions may adversely affect the trading price of the Trust Units. See "Risk Factors".

Neither the Trust Units nor the Debentures are "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, Newalta Fund is not a trust company and, accordingly, is not registered under any trust and loan company legislation, as it does not carry on or intend to carry on the business of a trust company.

Newalta Fund is not a legally recognized entity within the relevant definitions of the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement Act* (Canada) and, in some cases, the *Winding Up and Restructuring Act* (Canada). As a result, in the event a restructuring of Newalta Fund were necessary, Newalta Fund would not be able to access the remedies available thereunder. In the event of a restructuring, the position of Unitholders may be different than that of the shareholders of a corporation.

For a description of the material attributes and characteristics of the Debentures, see "Details of Offering".

INTEREST COVERAGE

The following interest coverages are calculated on a consolidated basis for the twelve month periods ended December 31, 2006 and June 30, 2007 and are derived from audited financial information in the case of December 31, 2006 and unaudited financial information in the case of June 30, 2007. Interest expense is calculated on a pro forma basis and includes interest expense on the Debentures.

The interest expense of Newalta Fund for the twelve-month periods ended December 31, 2006 and June 30, 2007 was $7.7 million and $8.7 million, respectively. The income of Newalta Fund before interest and income tax recovery for the twelve-month periods ended December 31, 2006 and June 30, 2007 was $86.0 million and $67.1 million, respectively, for an interest coverage ratio of 11.2 times and 7.7 times, respectively. The dollar amount of the excess coverage for the twelve-month periods ended December 31, 2006 and June 30, 2007 was $78.4 million and $58.3 million, respectively.

The interest expense of Newalta Fund for the twelve-month periods ended December 31, 2006 and June 30, 2007 was $10.7 million and $12.1 million, respectively, after giving effect to the issuance of the Debentures (excluding Debentures issuable upon exercise of the Over-Allotment Option). The income of Newalta Fund before interest and income tax recovery for the twelve-month periods ended December 31, 2006 and June 30, 2007, after giving effect to the issuance of the Debentures (excluding Debentures issuable upon exercise of the Over-Allotment Option), was $86.0 million and $67.1 million, respectively, for an interest coverage ratio of 8.0 times and 5.6 times, respectively.

These interest coverage ratios reflect historical earnings and funds flow. Under generally accepted accounting principles, the Debentures are and will be classified as a liability with a portion allocated to equity related to the conversion feature and with the related interest expensed as incurred and financing charges amortized under the effective interest method. The entire amount of the annual carrying charges for the Debentures (excluding Debentures issuable upon exercise of the Over-Allotment Option) is reflected in interest expense.

MATERIAL DEBT

The Credit Facility has been made available to Newalta by certain Canadian chartered banks in the total principal amount of $425.0 million. The Credit Facility has been provided on an extendible revolving basis and is

primarily secured by charges on all present and future property of Newalta, Newalta Fund and Newalta Industrial. Such charges have been granted, among other things, by way of a floating charge debenture given by each of Newalta, Newalta Fund and Newalta Industrial. Borrowings under the Credit Facility may be made in either Canadian or United States dollars. The interest rates payable by Newalta under the Credit Facility vary based upon the type of borrowing and the ratio of Newalta's funded debt to its earnings before interest, taxes, amortization and depreciation. The credit agreement under which the Credit Facility is made available to Newalta (the "Credit Agreement") contains representations and warranties, covenants and events of default customary for credit facilities of this nature, including a number of financial ratio tests which generally are to be satisfied on a quarterly basis.

The terms of the Credit Agreement and the related documents under which the Credit Facility is made available to Newalta contain provisions that ensure that the lenders thereunder have priority over the Unitholders in respect of the assets and income of Newalta and Newalta Industrial. Amounts due and owing to the lenders under the Credit Facility must be paid before any distributions can be made to Unitholders. This relative priority of payments could result in an interruption of distributions to Unitholders. See "Information Respecting Newalta Corporation - Risk Factors Affecting the Business of Newalta Fund and Newalta – Debt Service" as set out in the AIF, incorporated herein by reference.

As at September 30, 2007 a total of approximately $230.8 million was outstanding under the Credit Facility ($275.8 million after giving effect to the acquisition of assets of Nova Pb). The net proceeds of the Offering will be applied to repay a portion of the amount owing under the Credit Facility, and would leave a total of approximately $180.3 million outstanding under the Credit Facility following completion of the Offering (assuming no Debentures are issued under the Over-Allotment Option). It is expected that certain amendments will be made to the Credit Agreement on or prior to the Closing Date to reflect the issuance of the Debentures. The Credit Facility may be redrawn upon by Newalta in the future to fund capital expenditures or for other corporate purposes.

DETAILS OF THE OFFERING

The following is a summary of the material attributes and characteristics of the Debentures and is subject to, and qualified in its entirety by, reference to the terms of the debenture indenture to be dated as of the Closing Date of the Offering between Newalta Fund and the Debenture Trustee governing the terms of the Debentures (the "Debenture Indenture") referred to below, a copy of which will be filed on SEDAR at *www.sedar.com* following closing of the Offering.

General

The Debentures will be issued under the Debenture Indenture. The Debentures authorized for issue immediately will be limited in aggregate principal amount to $115,000,000. Newalta Fund may, however, from time to time, subject to the limitations described in the Debenture Indenture, issue additional debentures of the same series or of a different series under the Debenture Indenture, in addition to the Debentures offered hereby. The Debentures will be issuable only in denominations of $1,000 and integral multiples thereof.

The Debentures will be dated as of the closing date of the Offering and will have a Maturity Date of November 30, 2012.

The Debentures will bear interest from the date of issue at 7.0% per annum which will be payable, subject to any applicable withholding tax, semi-annually in arrears on May 31 and November 30 in each year, commencing May 31, 2008. The first interest payment will include interest accrued from the closing of the Offering to, but excluding, May 31, 2008.

The principal amount of the Debentures will be payable in lawful money of Canada or, at the option of Newalta Fund and subject to applicable regulatory approval, by payment of Trust Units as further described under "Payment upon Redemption or Maturity" and "Redemption and Purchase". The interest on the Debentures will be payable in lawful money of Canada including, at the option of Newalta Fund and subject to applicable regulatory approval, in accordance with the Unit Interest Payment Election as described under "Interest Payment Option".

The Debentures will be direct obligations of Newalta Fund and will not be secured by any mortgage, pledge, hypothec or other charge and will be subordinated to other liabilities of Newalta Fund as described under

"Subordination". The Debenture Indenture will not restrict Newalta Fund from incurring additional indebtedness for borrowed money or from mortgaging, pledging or charging its properties to secure any indebtedness.

Conversion Privilege

The Debentures will be convertible at the holder's option into fully paid, non-assessable and freely tradeable Trust Units at any time prior to the close of business on the earlier of the Maturity Date and the business day immediately preceding the date specified by Newalta Fund for redemption of the Debentures, at the Conversion Price of $23.00 per Trust Unit, being a conversion rate of 43.4783 Trust Units for each $1,000 principal amount of Debentures. No adjustment will be made for distributions on Trust Units issuable upon conversion or for interest accrued on Debentures surrendered for conversion; however, holders converting their Debentures will receive accrued and unpaid interest thereon. Notwithstanding the foregoing, no Debentures may be converted during the three business days preceding May 31 and November 30 in each year, commencing May 31, 2008, as the registers of the Debenture Trustee will be closed during such periods.

Subject to the provisions thereof, the Debenture Indenture will provide for the adjustment of the Conversion Price in certain events including: (a) the subdivision or consolidation of the outstanding Trust Units; (b) subject to (d) below, the distribution of Trust Units to holders of Trust Units by way of distribution or otherwise other than an issue of securities to holders of Trust Units who have elected to receive distributions in securities of Newalta Fund in lieu of receiving cash distributions paid in the ordinary course; (c) the issuance of options, rights or warrants to holders of Trust Units entitling them to acquire Trust Units or other securities convertible into Trust Units at less than 95% of the then current market price (as defined below under "Payment upon Redemption or Maturity") of the Trust Units; and (d) the distribution to all holders of Trust Units of any securities or assets (other than cash distributions and equivalent distributions in securities paid in lieu of cash distributions in the ordinary course). There will be no adjustment of the Conversion Price in respect of any event described in (b), (c) or (d) above if the holders of the Debentures are allowed to participate as though they had converted their Debentures prior to the applicable record date or effective date. Newalta Fund will not be required to make adjustments in the Conversion Price unless the cumulative effect of such adjustments would change the Conversion Price by at least 1%.

In the case of any reclassification or capital reorganization (other than a change resulting from consolidation or subdivision) of the Trust Units, or in the case of any consolidation, amalgamation or merger of Newalta Fund with or into any other entity, or in the case of any sale or conveyance of the properties and assets of Newalta Fund as, or substantially as, an entirety to any other entity, or a liquidation, dissolution, winding-up or similar transaction of Newalta Fund, the terms of the conversion privilege shall be adjusted so that each holder of a Debenture shall, after such reclassification, capital reorganization, consolidation, amalgamation, merger, sale, conveyance, liquidation, dissolution, winding-up or similar transaction be entitled to receive the number of Trust Units or other securities or property such holder would be entitled to receive if on the effective date thereof, it had been the holder of the number of Trust Units into which the Debenture was convertible prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, merger, sale, conveyance, liquidation, dissolution, winding-up or similar transaction.

No fractional Trust Units will be issued on any conversion but in lieu thereof Newalta Fund shall satisfy fractional interests by a cash payment equal to the current market price of any fractional interest.

Redemption and Purchase

The Debentures will not be redeemable on or before November 30, 2010, except in certain limited circumstances as set forth in the Debenture Indenture. The Debentures may be redeemed after November 30, 2010 and on or before November 30, 2011, but only if the current market price of the Trust Units on the date on which the notice of redemption is given pursuant to the Debenture Indenture is not less than 125% of the Conversion Price, and may be redeemed after November 30, 2011 and before maturity, in each case at a redemption price of $1,000 per Debenture (in each case, a "Redemption Price") plus accrued and unpaid interest thereon, if any, in whole or in part from time to time at the option of Newalta Fund on not more than 60 days and not less than 30 days prior notice.

In the case of redemption of less than all of the Debentures, the Debentures to be redeemed will be selected by the Debenture Trustee on a *pro rata* basis or in such other manner as the Debenture Trustee deems equitable, subject to the consent of the TSX, if applicable.

The Trust will have the right to purchase Debentures in the market, by tender or by private contract at any time subject to regulatory requirements.

Payment upon Redemption or Maturity

On redemption or at maturity, Newalta Fund will repay the indebtedness represented by the Debentures by paying to the Debenture Trustee in lawful money of Canada an amount equal to the aggregate Redemption Price of the outstanding Debentures which are to be redeemed or the principal amount of the outstanding Debentures which have matured, as the case may be, together with accrued and unpaid interest thereon. The Trust may, at its option, on not more than 60 days and not less than 30 days prior notice and subject to applicable regulatory approval, elect to satisfy its obligation to pay the Redemption Price of the Debentures which are to be redeemed or the principal amount of the Debentures which have matured, as the case may be, by issuing freely tradeable Trust Units to the holders of such Debentures. Any accrued and unpaid interest thereon will be paid in cash. The number of Trust Units to be issued will be determined by dividing the aggregate Redemption Price of the outstanding Debentures which are to be redeemed or the principal amount of the outstanding Debentures which have matured, as the case may be, by 95% of the current market price on the date fixed for redemption or the maturity date, as the case may be. No fractional Trust Units will be issued on redemption or maturity but in lieu thereof Newalta Fund shall satisfy fractional interests by a cash payment equal to the current market price of any fractional interest.

The term "current market price" will be defined in the Debenture Indenture to mean the volume weighted average trading price of the Trust Units on the TSX for the 20 consecutive trading days ending five trading days prior to the date of determination. The volume weighted average trading price will be determined by dividing the aggregate sale price of all Trust Units sold on the TSX during the 20 consecutive trading days by the total number of Trust Units so sold.

Subordination

The payment of the principal of, and interest on, the Debentures will be subordinated and postponed in right of payment, as set forth in the Debenture Indenture, to the prior payment in full of all Senior Indebtedness of Newalta Fund including indebtedness to trade and other creditors of Newalta Fund. "Senior Indebtedness" of Newalta Fund will be defined in the Debenture Indenture to mean, in effect, the principal of and premium, if any, and interest on and other amounts in respect of all indebtedness, liabilities and obligations of Newalta Fund (whether outstanding as at the date of the Debenture Indenture or thereafter created, incurred, assumed or guaranteed), other than indebtedness evidenced by the Debentures and all other existing and future debentures or other instruments of Newalta Fund which, by the terms of the instrument creating or evidencing the indebtedness, is expressed to be *pari passu* with, or subordinate in right of payment to, the Debentures.

The Debenture Indenture will provide that in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to Newalta Fund, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of Newalta Fund, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of Newalta Fund, then those holders of Senior Indebtedness, including any indebtedness to trade creditors, will receive payment in full before the holders of Debentures will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the Debentures or any unpaid interest accrued thereon. The Debenture Indenture will also provide that Newalta Fund will not make any payment, and the holders of the Debentures will not be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including, without any limitation, by set-off, combination of accounts or realization of security or otherwise in any manner whatsoever) on account of indebtedness represented by the Debentures (a) in a manner inconsistent with the terms (as they exist on the date of issue) of the Debentures or (b) at any time when an event of default has occurred under the Senior Indebtedness and is continuing and notice of such event of default has been given by or on behalf of the holders of Senior Indebtedness to Newalta Fund, unless the Senior Indebtedness has been repaid in full.

The Debentures will also be effectively subordinate to claims of creditors of Newalta Fund's subsidiaries except to the extent Newalta Fund is a creditor of such subsidiaries ranking at least *pari passu* with such other creditors. In particular, the Debentures will be effectively subordinate in right of payment to the prior payment in full of all credit facilities and other debt obligations of Newalta and other subsidiaries of Newalta Fund.

Priority over Trust Distributions

The Trust Indenture provides that certain expenses of Newalta Fund must be deducted in calculating the amount to be distributed to the Unitholders. Accordingly, the funds required to satisfy the interest payable on the Debentures, as well as the amount payable upon redemption or maturity of the Debentures or upon an Event of Default (as defined below), will be deducted and withheld from the amounts that would otherwise be payable as distributions to Unitholders.

Change of Control of Newalta Fund

Within 30 days following the occurrence of a change of control of Newalta Fund involving the acquisition of voting control or direction over 66 ⅔% or more of the outstanding Trust Units by any person or group of persons acting jointly or in concert, other than pursuant to any transaction undertaken as a consequence of the SIFT Amendments in which a new parent entity is established for, or in replacement of, Newalta Fund (a "Change of Control"), Newalta Fund will be required to make an offer in writing to purchase, in whole or in part, the Debentures then outstanding (the "Debenture Offer"), at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest (the "Debenture Offer Price").

The Debenture Indenture contains notification and repurchase provisions requiring Newalta Fund to give written notice to the Debenture Trustee of the occurrence of a Change of Control within 30 days of such event together with the Debenture Offer. The Debenture Trustee will thereafter promptly mail to each holder of Debentures a notice of the Change of Control together with a copy of the Debenture Offer to repurchase all the outstanding Debentures.

If 90% or more of the aggregate principal amount of the Debentures outstanding on the date of the giving of notice of the Change of Control have been tendered to Newalta Fund pursuant to the Debenture Offer, Newalta Fund will have the right to redeem all the remaining Debentures at the Debenture Offer Price. Notice of such redemption must be given by Newalta Fund to the Debenture Trustee within 10 days following the expiry of the Debenture Offer, and as soon as possible thereafter, by the Debenture Trustee to the holders of the Debentures not tendered pursuant to the Debenture Offer.

Interest Payment Option

The Trust may elect, subject to regulatory approval, from time to time to satisfy its obligation to pay all or any part of the interest on the Debentures (the "Interest Obligation"), on the date it is payable under the Debenture Indenture (an "Interest Payment Date"), by delivering sufficient freely tradeable Trust Units to the Debenture Trustee to satisfy all or any part, as the case may be, of the Interest Obligation in accordance with the Debenture Indenture (the "Unit Interest Payment Election"). The Debenture Indenture will provide that, upon such election, the Debenture Trustee shall (a) accept delivery from Newalta Fund of Trust Units, (b) accept bids with respect to, and consummate sales of, such Trust Units, each as Newalta Fund shall direct in its absolute discretion, (c) invest the proceeds of such sales in short-term permitted Canadian government securities (as defined in the Debenture Indenture) which mature prior to the applicable Interest Payment Date, and use the proceeds received from such permitted Canadian government securities, together with any proceeds from the sale of Trust Units not invested as aforesaid, to satisfy the Interest Obligation, (d) deliver proceeds to holders of Debentures sufficient to satisfy the Interest Obligation and (e) perform any other action necessarily incidental thereto.

The Debenture Indenture will set forth the procedures to be followed by Newalta Fund and the Debenture Trustee in order to effect the Unit Interest Payment Election. If a Unit Interest Payment Election is made, the sole right of a holder of Debentures in respect of interest will be to receive cash from the Debenture Trustee out of the proceeds of the sale of Trust Units (plus any amount received by the Debenture Trustee from Newalta Fund attributable to any fractional Trust Units) in full satisfaction of the Interest Obligation, and the holder of such Debentures will have no further recourse to Newalta Fund in respect of the Interest Obligation.

Neither Newalta Fund's making of the Unit Interest Payment Election nor the consummation of sales of Trust Units will (a) result in the holders of the Debentures not being entitled to receive on the applicable Interest Payment Date cash in an aggregate amount equal to the interest payable on such Interest Payment Date, or (b) entitle such holders to receive any Trust Units in satisfaction of the Interest Obligation.

Events of Default

The Debenture Indenture will provide that an event of default ("Event of Default") in respect of the Debentures will occur if any one or more of the following described events has occurred and is continuing with respect to such Debentures: (a) failure for 10 days to pay interest on such Debentures when due; (b) failure to pay principal of such Debentures when due, whether at maturity, upon redemption, by declaration or otherwise; (c) default in the observance or performance of any material covenant or condition of the Debenture Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the Debenture Trustee to Newalta Fund specifying such default and requiring Newalta Fund to rectify the same; or (d) certain events of bankruptcy, insolvency or reorganization of Newalta Fund under bankruptcy or insolvency laws. If an Event of Default has occurred and is continuing, the Debenture Trustee may, in its discretion, and shall upon request of holders of not less than 25% of the principal amount of the Debentures then outstanding, declare the principal of and interest on all outstanding Debentures to be immediately due and payable. In certain cases, the holders of more than 50% of the principal amount of such Debentures then outstanding may, on behalf of the holders of all such Debentures, waive any Event of Default and/or cancel any such declaration upon such terms and conditions as such holders shall prescribe.

Offers for Debentures

The Debenture Indenture will contain provisions to the effect that if an offer is made for the Debentures which is a take-over bid for such Debentures within the meaning of the *Securities Act* (Alberta) and not less than 90% of the Debentures (other than Debentures held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror), are taken up and paid for by the offeror, the offeror will be entitled to acquire the Debentures held by the holders of such Debentures who did not accept the offer on the terms offered by the offeror.

Modification

The rights of the holders of the Debentures as well as any other series of debentures that may be issued under the Debenture Indenture may be modified in accordance with the terms of the Debenture Indenture. For that purpose, among others, the Debenture Indenture will contain certain provisions which will make binding on all Debenture holders resolutions passed at meetings of the holders of Debentures by votes cast thereat by holders of not less than 66 ⅔% of the principal amount of the Debentures present at the meeting or represented by proxy, or rendered by instruments in writing signed by the holders of not less than 66 ⅔% of the principal amount of the Debentures then outstanding. In certain cases, the modification will, instead or in addition, require assent by the holders of the required percentage of Debentures of each particularly affected series.

Limitation on Issuance of Additional Debentures

The Debenture Indenture will provide that Newalta Fund shall not issue additional convertible debentures of senior or equal ranking to the Debentures if the principal amount of all issued and outstanding convertible debentures of Newalta Fund (including the additional debentures to be issued) exceeds 25% of the Total Market Capitalization of Newalta Fund immediately after the issuance of such additional convertible debentures. The term "Total Market Capitalization" will be defined in the Debenture Indenture as the total principal amount of all issued and outstanding debentures (including the additional debentures to be issued) of Newalta Fund which are convertible at the option of the holder into Trust Units plus the amount obtained by multiplying the number of issued and outstanding Trust Units of Newalta Fund by the current market price of the Trust Units on the relevant date.

Non-Resident Holders of Debentures

At no time may non-residents of Canada be the beneficial owners of 49% of the Trust Units, on a fully diluted basis, including any Trust Units which may be issued upon conversion, redemption or maturity of the

Debentures. The Debenture Trustee may require declarations as to the jurisdictions in which beneficial owners of Debentures are resident. If the Debenture Trustee becomes aware as a result of requiring such declarations as to beneficial ownership, that the beneficial owners of 49% of the Trust Units then outstanding, on a fully diluted basis, are, or may be, non-residents or that such a situation is imminent, the Debenture Trustee may make a public announcement thereof and shall not register a transfer of Debentures to a person unless the person provides a declaration that the person is not a non-resident. If, notwithstanding the foregoing, the Debenture Trustee determines that a majority of the Trust Units are held by non-residents, the Debenture Trustee may send a notice to non-resident holders of Debentures, chosen in inverse order to the order of acquisition or registration of the Debentures or in such manner as the Debenture Trustee may consider equitable and practicable, requiring them to sell their Debentures or a portion thereof within a specified period of not less than 60 days. If the holders of Debentures receiving such notice have not sold the specified number of such Debentures or provided the Debenture Trustee with satisfactory evidence that such Debentures are not beneficially owned by non-residents within such period, the Debenture Trustee may, on behalf of such registered holder of Debentures, sell such Debentures and, in the interim, suspend the rights attached to such Debentures; and take such other actions as the board of trustees of Newalta Fund determines, in its sole discretion, are appropriate in the circumstances that will reduce or limit the number of Debentures held by non-residents so that Newalta Fund is then not maintained primarily for the benefit of non-residents of Canada. Upon such sale the affected holders shall cease to be holders of Debentures, and their rights shall be limited to receiving the net proceeds of sale upon surrender of such Debentures. The trustees of Newalta Fund have similar obligations in respect of the Trust Units.

Book-Entry System for Debentures

The Debentures will be issued in "book-entry only" form and must be purchased or transferred through a participant in the depository service of CDS (a "Participant"). On the closing date of the Offering, the Debenture Trustee will cause the Debentures to be delivered to CDS and registered in the name of its nominee. The Debentures will be evidenced by a single book-entry only certificate. Registration of interests in and transfers of the Debentures will be made only through the depository service of CDS.

Except as described below, a purchaser acquiring a beneficial interest in the Debentures (a "Beneficial Owner") will not be entitled to a certificate or other instrument from the Debenture Trustee or CDS evidencing that purchaser's interest therein, and such purchaser will not be shown on the records maintained by CDS, except through a Participant. Such purchaser will receive a confirmation of purchase from the Underwriter or other registered dealer from whom Debentures are purchased.

Neither Newalta Fund nor the Underwriters will assume any liability for: (a) any aspect of the records relating to the beneficial ownership of the Debentures held by CDS or the payments relating thereto; (b) maintaining, supervising or reviewing any records relating to the Debentures; or (c) any advice or representation made by or with respect to CDS and contained in this short form prospectus and relating to the rules governing CDS or any action to be taken by CDS or at the direction of its Participants. The rules governing CDS provide that it acts as the agent and depositary for the Participants. As a result, Participants must look solely to CDS and Beneficial Owners must look solely to Participants for the payment of the principal and interest on the Debentures paid by or on behalf of Newalta Fund to CDS.

As indirect holders of Debentures, investors should be aware that they (subject to the situations described below): (a) may not have Debentures registered in their name; (b) may not have physical certificates representing their interest in the Debentures; (c) may not be able to sell the Debentures to institutions required by law to hold physical certificates for securities they own; and (d) may be unable to pledge Debentures as security.

The Debentures will be issued to Beneficial Owners in fully registered and certificate form (the "Debenture Certificates") only if: (a) required to do so by applicable law; (b) the book-entry only system ceases to exist; (c) Newalta Fund or CDS advises the Debenture Trustee that CDS is no longer willing or able to properly discharge its responsibilities as depositary with respect to the Debentures and Newalta Fund is unable to locate a qualified successor; (d) Newalta Fund, at its option, decides to terminate the book-entry only system through CDS; (e) Newalta Fund, at its option, decides to issue Debenture Certificates to holders who acquired the Debentures pursuant to Rule 144A under the U.S. Securities Act; or (f) after the occurrence of an Event of Default (as defined herein) under the Debenture Indenture, provided that Participants acting on behalf of Beneficial Owners representing, in the aggregate, more than 25% of the aggregate principal amount of the Debentures then outstanding advise CDS in

writing that the continuation of a book-entry only system through CDS is no longer in their best interest, and provided further that the Debenture Trustee has not waived the Event of Default in accordance with the terms of the Debenture Indenture.

Upon the occurrence of any of the events described in the immediately preceding paragraph, the Debenture Trustee must notify CDS, for and on behalf of Participants and Beneficial Owners, of the availability through CDS of Debenture Certificates. Upon surrender by CDS of the single certificate representing the Debentures and receipt of instructions from CDS for the new registrations, the Debenture Trustee will deliver the Debentures in the form of Debenture Certificates and thereafter Newalta Fund will recognize the holders of such Debenture Certificates as Debenture holders under the Debenture Indenture.

Interest on the Debentures will be paid directly to CDS while the book-entry only system is in effect. If Debenture Certificates are issued, interest will be paid by cheque drawn on Newalta Fund and sent by prepaid mail to the registered holder by the Debenture Trustee or by such other means as may become customary for the payment of interest. Payment of principal, including payment in the form of Trust Units if applicable, and the interest due, at maturity or on a redemption date, will be paid directly to CDS by the Debenture Trustee while the book-entry only system is in effect. If Debenture Certificates are issued, payment of principal, including payment in the form of Trust Units if applicable, and interest due, at maturity or on a redemption date, will be paid upon surrender thereof at any office of the Debenture Trustee or as otherwise specified in the Debenture Indenture.

PLAN OF DISTRIBUTION

Under an agreement dated as of October 22, 2007 (the "Underwriting Agreement") among Newalta Fund, Newalta and the Underwriters, Newalta Fund has agreed to sell and the Underwriters have severally agreed to purchase on November 16, 2007, or such other date as may be agreed upon by Newalta Fund and Newalta on the one hand, and the Underwriters on the other hand, subject to the terms and conditions contained therein, $100,000,000 aggregate principal amount of Debentures at a price of $1,000 per Debenture for aggregate gross proceeds of $100,000,000. In connection with the Offering, Newalta Fund has agreed to pay the Underwriters a fee of $40.00 per Debenture issued by Newalta Fund for an aggregate consideration of $4,000,000. The obligations of the Underwriters under the Underwriting Agreement are several and not joint and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and upon the occurrence of certain stated events. Subject to certain exceptions contained in the Underwriting Agreement, if an Underwriter fails to purchase the Debentures which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Debentures. The Underwriters are, however, obligated to take up and pay for all the Debentures if any are purchased under the Underwriting Agreement. Newalta Fund has agreed to indemnify the Underwriters in certain circumstances. The offering price for the Debentures was determined by negotiation between Newalta, on behalf Newalta Fund, and CIBC World Markets Inc., on its own behalf and on behalf of the Underwriters.

Subscriptions for Debentures will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that closing will occur on or about November 16, 2007 or such other date as Newalta Fund and the Underwriters may agree, but in any event, not later than December 14, 2007.

In addition, Newalta Fund has granted to the Underwriters the Over-Allotment Option to purchase up to an additional 15,000 Debentures, representing up to 15% of the offering of Debentures, at a price of $1,000 per Debenture (plus accrued interest from the initial closing of the Offering to the closing of the Over-Allotment Option) on the same terms and conditions as the offering of the Debentures, exercisable in whole or in part from time to time, not later than the 30th day following the closing of the Offering to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total offering price to the public, Underwriters' fee and net proceeds to Newalta Fund (before deducting expenses of the Offering) will be $115,000,000, $4,600,000 and $110,400,000 respectively. This short form prospectus also qualifies for distribution both the grant of the Over-Allotment Option and the issuance of the additional Debentures pursuant to the exercise of the Over-Allotment Option.

Newalta Fund has been advised by the Underwriters that, in connection with the Offering, the Underwriters may, subject to applicable laws, effect transactions which stabilize or maintain the market price of the Debentures or

Trust Units at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Newalta Fund has applied to list the Debentures and the Trust Units issuable upon the conversion, redemption or maturity of the Debentures distributed under this short form prospectus on the TSX. Listing is subject to Newalta Fund fulfilling all of the listing requirements of the TSX.

The Debentures have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold within the United States.

Newalta Fund has agreed that, subject to certain stated exceptions set forth in the Underwriting Agreement, it will not, without the prior consent of CIBC World Markets Inc., on behalf of the Underwriters, which consent may not be unreasonably withheld, authorize, issue or sell any Trust Units or any securities giving the right to acquire Trust Units, or agree or announce any intention to do so, at any time prior to the expiry of 90 days following the closing of the Offering.

RELATIONSHIP AMONG NEWALTA, NEWALTA INCOME FUND AND THE UNDERWRITERS

CIBC World Markets Inc., RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc. and TD Securities Inc., five of the Underwriters, are subsidiaries of the Banks, to which Newalta is presently indebted. Newalta issued the Notes to Newalta Fund and Newalta Fund owns all of the Common Shares. As a result of Newalta's indebtedness to the Banks, Newalta Fund may be considered a connected issuer of CIBC World Markets Inc., RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc. and TD Securities Inc. for the purposes of applicable Canadian securities legislation.

As at September 30, 2007 an aggregate of approximately \$230.8 million was outstanding under the Credit Facility (\$275.8 million after giving effect to the acquisition of assets of Nova Pb). Newalta has complied with the terms of the Credit Agreement governing the Credit Facility and none of the lenders thereunder have waived any breach by Newalta of such agreements since its execution. The Credit Facility is secured by, among other things, a debenture over the assets of Newalta. Neither the financial position of Newalta nor the value of the security under the Credit Facility has changed substantially since the indebtedness thereunder was incurred.

The decision to distribute the Debentures hereunder and the determination of the terms of distribution were made through negotiations among Newalta, on behalf of Newalta Fund, and the Underwriters. The Banks did not have any involvement in such decision or determination; however, the Banks have been advised of the Offering and the terms thereof. As a consequence of the Offering, CIBC World Markets Inc., RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc. and TD Securities Inc. will receive their respective shares of the Underwriters' fee and the Banks will receive a repayment of a portion of Newalta's outstanding indebtedness as described under "Use of Proceeds".

PRICE RANGE AND TRADING VOLUME OF TRUST UNITS

The Trust Units have been traded on the TSX under the symbol "NAL.UN" since March 6, 2003. The following table sets forth the market price ranges and the aggregate volume of trading of the Trust Units on the TSX for the periods indicated:

Period	High ($)	Low ($)	Close ($)	Volume (Trust Units)
2007				
October (1 to 25)	20.55	18.58	19.25	2,299,175
September	21.10	19.12	20.31	1,640,392
August	23.05	18.57	19.50	3,269,516
July	25.92	22.51	22.72	2,856,355
June	26.10	23.39	25.70	3,708,491
May	26.82	24.11	25.40	5,720,134
April	27.50	25.31	26.30	1,812,399
March	27.50	24.19	25.89	3,258,896
February	27.56	25.25	27.45	2,419,718
January	28.25	24.25	25.26	2,656,252

On October 22, 2007, the last trading day prior to the announcement of the Offering, the closing price of the Trust Units on the TSX was $19.34 per Trust Unit.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Bennett Jones LLP, counsel to Newalta Fund and Stikeman Elliott LLP, counsel to the Underwriters, (collectively, "Counsel"), the following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations generally applicable to purchasers of Debentures issued hereunder. This summary is only applicable to purchasers who, for the purposes of the Tax Act, deal at arm's length, and are not affiliated, with Newalta Fund and who will hold the Debentures and Trust Units issued upon conversion, redemption or maturity of the Debentures as capital property. Debentures and Trust Units will generally constitute capital property to a purchaser unless the purchaser holds the Debentures and Trust Units in the course of carrying on a business or is engaged in an adventure or concern in the nature of trade with respect to the Debentures and Trust Units.

This summary is not applicable to a purchaser: (i) that is a "financial institution", for purposes of the mark-to-market rules in the Tax Act; (ii) that is a "specified financial institution"; or (iii) an interest in which would be a "tax shelter investment", all as defined by the Tax Act. Any such purchasers should consult their own tax advisors with respect to an investment in the Debentures and the Trust Units.

This summary is based on the current provisions of the Tax Act and the Regulations in force as of the date hereof, Counsels' understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the "CRA") and all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance prior to the date hereof (the "Proposed Amendments"). This summary assumes that the Proposed Amendments will be enacted in their current form. However, there can be no assurance that the Proposed Amendments will be enacted in their current form or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and except for the Proposed Amendments does not take into account proposed or possible changes in law, whether by judicial or legislative action, or changes in the administrative policies and assessing practices of the CRA nor does it consider the income tax legislation of any province, territory or foreign jurisdiction.

This summary is of a general nature only and is not intended to be, and it should not be construed to be, legal or tax advice to any prospective purchaser of Debentures or Trust Units. The tax considerations'

application to a purchaser will depend on such purchaser's personal circumstances, including the legal characterization of the purchaser as an individual, corporation, trust or partnership and whether the purchaser is an Exempt Plan. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the income tax consequences associated with purchasing, holding and disposing of Debentures and Trust Units, having regard to their own particular circumstances.

Status of Newalta Fund

This summary assumes that Newalta Fund qualifies as a "mutual fund trust" (as defined by the Tax Act) on the date hereof, and will continue to so qualify thereafter for the duration of its existence. Based on facts represented to Counsel in an officer's certificate, Counsel is of the view that such assumption is reasonable. In the event Newalta Fund does not qualify as a mutual fund trust, the income tax considerations to purchasers would in some respects be materially different from those described below.

Specified Investment Flow-Through Legislation

The SIFT legislation will apply a tax on certain income earned by a SIFT trust, as well as taxing the taxable distributions received by investors from the SIFT trust as dividends.

Newalta Fund will constitute a SIFT trust and, as a result, Newalta Fund and its Unitholders will be subject to the SIFT legislation commencing in 2011, subject to the comments below regarding "normal growth". It is assumed for the purposes of this summary that Newalta Fund will be characterized as a SIFT trust.

On December 15, 2006, the Department of Finance issued the Normal Growth Guidelines (the "Guidelines"). The Guidelines indicate that the 2011 date will continue to apply in respect of any SIFT trust or partnership whose equity capital grows as a result of issuances of new equity (which includes trust units and debt that is convertible into trust units and may include other substitutes for such equity) before 2011, by an amount that does not exceed the greater of $50 million and a "safe harbour" amount that is a percentage of the SIFT's market capitalization as of the end of trading on October 31, 2006 (measured in terms of the value of a SIFT's issued and outstanding publicly-traded units, not including debt, options or other interests that were convertible into SIFT units). For the period from November 1, 2006 to the end of 2007, the Guidelines provide that a SIFT's safe harbour will be 40% of the October 31, 2006 benchmark. Counsel has been advised that the aggregate of all offerings of Trust Units and convertible debt, including the offering made pursuant to this prospectus, will not exceed the applicable limit of 40% equity growth for the period from November 1, 2006 to December 31, 2007 and thus should not cause Newalta Fund to be subject to the SIFT legislation prior to 2011. It is therefore assumed, for the purposes of this summary, that Newalta Fund will not be subject to the SIFT legislation until January 1, 2011. However, if Newalta Fund issues additional Trust Units, convertible debt or other equity substitutes on or before 2011, it may become subject to the SIFT legislation prior to 2011. **No assurance can be provided that the SIFT legislation will not apply to Newalta Fund prior to 2011.**

Taxation of Newalta Fund

Subject to the SIFT legislation, in each taxation year, Newalta Fund will be subject to tax under the Tax Act on its income for the year, including net realized taxable capital gains, less the portion thereof that it deducts in respect of amounts paid or payable in the year to Unitholders, whether paid in cash or in additional Trust Units. An amount will be considered to be payable to a Unitholder in a taxation year if the Unitholder is entitled in that year to enforce payment of the amount. The taxation year of Newalta Fund is the calendar year.

Newalta Fund's income for a taxation year will generally consist of: (i) interest on the Notes that accrues to it to the end of the year, or becomes receivable or is received by it before the end of the year, to the extent that the interest was not included in computing its income for a preceding taxation year; (ii) dividends (if any) received, or deemed to have been received, by it on the Common Shares; and (iii) any capital gains realized by it, including on the transfer of securities to a Unitholder in respect of a redemption of Trust Units. In computing its income for tax purposes, Newalta Fund may deduct reasonable administrative costs, interest, and other expenses incurred by it for the purpose of earning income and 20% of the total issue expenses of the Offering and other offerings of Trust Units

or debt (pro-rated where Newalta Fund's taxation year is less than 365 days), to the extent such expenses were not otherwise deductible in a preceding taxation year.

Under the Deed of Trust, an amount equal to all of the income of Newalta Fund, together with the non-taxable portion of any net capital gains realized by Newalta Fund, but excluding capital gains arising on a distribution of securities upon a redemption of Trust Units which are payable and designated by Newalta Fund to redeeming Unitholders, will be payable in the year to the Unitholders by way of cash distributions or, in certain circumstances specified in the Deed of Trust, by the issuance of additional Trust Units. Subject to the SIFT legislation, income of Newalta Fund payable to Unitholders, whether in cash or additional Trust Units, will generally be deductible by Newalta Fund in computing its taxable income. The Deed of Trust provides that any capital gain realized by Newalta Fund as a result of the distribution of securities on the redemption of Trust Units may be designated as a capital gain payable to the redeeming Unitholder, and the taxable portion thereof must be included in computing the income of the redeeming Unitholder and will be deductible by Newalta Fund.

The Deed of Trust permits Newalta Fund to make various elections to tax income or capital gains distributed to Unitholders in Newalta Fund in circumstances, for example, where Newalta Fund has non-capital loss carry forwards or capital loss carry forwards that can be deducted against any such amounts. Counsel has been advised that it is expected that, subject to application of the SIFT legislation, Newalta Fund will generally not be liable for any material amount of income tax under Tax Act in respect of any taxation year.

Under the SIFT legislation, after 2010 (or earlier, if Newalta Fund exceeds "normal growth"), Newalta Fund will no longer be able to deduct any part of the amounts payable to Unitholders in respect of: (i) income from businesses it carries on in Canada or from its non-portfolio properties (exceeding any losses for the taxation year from businesses or non-portfolio properties); and (ii) taxable capital gains from its dispositions of non-portfolio properties (exceeding its allowable capital losses from the disposition of such properties). A deduction is permitted for dividends received by a SIFT trust where the dividends could have been deducted if the SIFT trust were a corporation. "Non-portfolio properties" include: (i) Canadian real and resource properties if the total fair market value of such properties is greater than 50% of the equity value of the SIFT trust itself; (ii) a property that the SIFT trust (or a non-arm's length person or partnership) uses in the course of carrying on a business in Canada; and (iii) securities of a subject entity if the SIFT trust holds securities of the subject entity that have a fair market value greater than 10% of the subject entity's equity value or if the SIFT trust holds securities of the subject entity or its affiliates that have a total fair market value greater than 50% of the SIFT trust's equity value. A subject entity includes corporations resident in Canada, trusts resident in Canada, and Canadian resident partnerships. It is expected that the Common Shares and Notes will be non-portfolio properties. Income which a SIFT trust is unable to deduct in accordance with the foregoing restrictions will be taxed at a rate of 31.5%.

Taxation of Holders Resident in Canada

This portion of the summary is generally applicable to a holder who, at all relevant times, for purposes of the Tax Act, is or is deemed to be resident in Canada (a "Resident Holder"). Certain Resident Holders, whose Debentures or Trust Units might not otherwise be capital property, may, in certain circumstances, be entitled to have such securities and all other "Canadian securities", as defined in the Tax Act, owned by such Resident Holder in the taxation year in which the election is made, and in all subsequent taxation years, deemed to be capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Resident Holders interested in making this election should consult their own tax advisers, having regard to their own particular circumstances.

Debenture Holders

A Debenture holder that is a corporation, partnership, unit trust or a trust of which a corporation or a partnership is a beneficiary will be required to include in computing its income for a taxation year all interest on the Debentures that accrues to the holder to the end of that taxation year or that becomes receivable by or is received by the holder before the end of that taxation year, except to the extent that the holder included that interest in computing its income for a preceding taxation year.

Any other holder will be required to include in computing its income for a taxation year all interest on the Debentures received or receivable by the holder in that taxation year (depending upon the method regularly followed by the holder in computing income), except to the extent that the holder included that interest in income for a

preceding taxation year. Such a holder will also be required to include in income, for any taxation year that includes an "anniversary date" (as defined in the Tax Act) of the Debentures held by such holder, any interest or amount that is considered for the purposes of the Tax Act to be interest on the Debentures which accrues to the holder to the end of such day, to the extent that such interest was not otherwise included in computing the holder's income for the year or a preceding year.

A holder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, is liable to pay an additional refundable tax of 6⅔% on investment income, which generally includes interest income.

A Debenture holder who converts a Debenture into Trust Units pursuant to the conversion privilege will be considered to have disposed of the Debenture for proceeds of disposition equal to the aggregate of the fair market value of the Trust Units so acquired at the time of the exchange and the amount of any cash received in lieu of fractional Trust Units. The holder will realize a capital gain or capital loss computed as described below. The cost to the holder of the Trust Units so acquired will be equal to the fair market value thereof at the time of acquisition, and must be averaged with the adjusted cost base of all other Trust Units held as capital property for the purpose of calculating the adjusted cost base of such Trust Units to the holder. Upon such a disposition, interest accrued thereon to the date of disposition and not yet due will be included in computing the holder's income, except to the extent such amount was otherwise included in the holder's income, and will be excluded in computing the holder's proceeds of disposition of the Debenture.

If Newalta Fund repays a Debenture and the holder does not exercise the conversion privilege prior to such repayment, the holder will be considered to have disposed of the Debenture for proceeds of disposition equal to the amount received by the holder (other than the amount received as interest) on such repayment. If the holder receives Trust Units on repayment, the holder will be considered to have realized proceeds of disposition equal to the fair market value of the Trust Units so received and the amount of any cash received in lieu of fractional units. The holder may realize a capital gain or capital loss computed as described below. The cost to the holder of the Trust Units so received will be equal to the fair market value thereof at the time of receipt, and must be averaged with the adjusted cost base of all other Trust Units held as capital property for the purpose of calculating the adjusted cost base of such Trust Units to the holder.

A disposition or deemed disposition by a Debenture holder will generally result in the holder realizing a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (adjusted as described below) are greater (or less) than the aggregate of the holder's adjusted cost base thereof and any reasonable costs of disposition. Upon such a disposition or deemed disposition of a Debenture, interest accrued thereon to the date of disposition and not yet due will be included in computing the holder's income, except to the extent such amount was otherwise included in the holder's income, and will be excluded in computing the holder's proceeds of disposition of the Debenture. Capital gains and losses realized by a Debenture holder generally will be subject to tax under the Tax Act in the manner described below under "Taxation of Capital Gains and Losses".

Unitholders

Subject to the SIFT legislation, a Unitholder will generally be required to include in income for a particular taxation year the portion of income of Newalta Fund computed for tax purposes, including net realized taxable capital gains, that is paid or payable to the Unitholder in that particular taxation year, whether paid in cash or in additional Trust Units. Any deduction or loss of Newalta Fund for purposes of the Tax Act cannot be allocated to and treated as a loss of the Unitholders. Pursuant to the SIFT legislation, after 2010 (or earlier, if Newalta Fund exceeds "normal growth") taxable distributions from Newalta Fund received by investors and paid from Newalta Fund's after-tax income would generally be deemed to be received as taxable dividends from a taxable Canadian corporation. Provided that appropriate designations are made by Newalta Fund, such portions of its net taxable capital gains and taxable dividends received from taxable Canadian corporations as are paid or payable to a Unitholder will effectively retain their character and be treated as such in the hands of the Unitholder for purposes of the Tax Act.

Amounts that are treated as taxable dividends paid by a taxable Canadian corporation will be subject, among other things, to the normal gross-up and dividend tax credit provisions applicable in respect of Unitholders that are individuals, the refundable tax under Part IV of the Tax Act in respect of Unitholders that are private

corporations and certain other corporations controlled directly or indirectly by or for the benefit of an individual or related group of individuals, and the deduction in computing taxable income in respect of dividends received by taxable Canadian corporations. Provided the appropriate designation is made by Newalta Fund, such dividends will be deemed to be "eligible dividends" and would benefit from the enhanced gross-up and dividend tax credit rules of the Tax Act.

The non-taxable portion of net realized capital gains (being one-half thereof) of Newalta Fund that is paid or payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year. Any other amount in excess of the income of Newalta Fund that is paid or payable by Newalta Fund to a Unitholder in a year will not generally be included in the Unitholder's income for the year. However, where such an amount is paid or payable to a Unitholder, other than as proceeds of disposition of Trust Units, such payment will give rise to a reduction in the adjusted cost base of the Trust Units held by such Unitholder, except to the extent that the amount was either included in the income of the Unitholder as described above or was the Unitholder's share of the non-taxable portion of the net capital gains of Newalta Fund, the taxable portion of which was designated by Newalta Fund in respect of the Unitholder. If the adjusted cost base of a Unitholder's Trust Units becomes negative as a result of such reduction, the negative amount is deemed to be a capital gain in the year such negative amount arises and is added to the adjusted cost base of such Trust Units.

Upon the disposition or deemed disposition by a Unitholder of Trust Units, whether on a redemption or otherwise, the Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the Unitholder's proceeds of disposition (excluding any amount payable by Newalta Fund that must otherwise be included in the Unitholder's income as described above) are greater (or less) than the aggregate of the Unitholder's adjusted cost base of such Trust Units and any reasonable costs of disposition.

A Unitholder which is throughout the relevant taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) will be subject to a refundable tax of 6 ⅔% in respect of its aggregate investment income for the year, which will include substantially all the income, other than taxable dividends, distributed to the Unitholder by Newalta Fund. Net income of Newalta Fund paid or payable to a Unitholder who is an individual, that is deemed to be or designated as taxable dividends or as net realized taxable capital gains, may be subject to alternative minimum tax, depending on the Unitholder's circumstances.

Pursuant to the Deed of Trust, the Trustees are permitted, in certain circumstances, to transfer securities held by Newalta Fund to a Unitholder on a redemption of Trust Units in an amount equal to the fair market value of the redeemed Trust Units as determined by the Trustees. If Newalta Fund satisfies a redemption of Trust Units by transferring securities, the proceeds of disposition to a Unitholder on such redemption will generally equal the fair market value of the securities transferred less the capital gain realized by Newalta Fund on the disposition of such securities (which capital gain will be designated and made payable by Newalta Fund to the redeeming Unitholder), and in the case of Notes (or other indebtedness), the amount of accrued interest thereon. Where a capital gain realized by Newalta Fund as a result of the distribution of securities on the redemption of Trust Units has been designated and made payable by Newalta Fund to a redeeming Unitholder, the Unitholder will be required to include in income the taxable portion of the capital gain so payable. The cost of securities to a Unitholder acquired in respect of such redemption will generally be equal to the fair market value of the securities on the date of transfer, less, in the case of a transfer of Notes (or other indebtedness), the amount of accrued interest thereon. Subsequently, a Unitholder will be required to include in income interest on the Notes (or other indebtedness) in accordance with the provisions of the Tax Act. To the extent that a Unitholder is required to include in income accrued interest on the Notes (or other indebtedness) up to the date of transfer, an offsetting deduction is available. Unitholders should consult their own tax advisors on the tax consequences of acquiring, holding and disposing of any securities acquired from Newalta Fund on a redemption of Trust Units, having regard to their own particular circumstances.

Exempt Plans (and the annuitants of such plans) who redeem their Trust Units in circumstances which entitle them to securities held by Newalta Fund should consult their own tax advisors with regard to whether the securities which they receive will constitute a qualified investment for such Exempt Plans. If such securities do not constitute a qualified investment for an Exempt Plan, adverse tax consequences can result. For example, where a trust governed by a RRSP or RRIF acquires securities which are not a qualified investment, the value of such securities will be included in the income of the annuitant in the year of acquisition. Also, trusts governed by RESPs can have their registration revoked by the CRA if they acquire securities which are not a qualified investment.

Capital gains and losses realized by a Unitholder generally will be subject to tax under the Tax Act in respect of any such capital gain in the manner described below under "Taxation of Capital Gains and Losses". Where a Unitholder that is a corporation or trust (other than a mutual fund trust) disposes of a Trust Unit, any capital loss arising on the disposition will generally be reduced by the amount of distributions designated as taxable dividends previously distributed to the Unitholder except to the extent that a loss on the previous disposition of a Trust Unit has been reduced by such dividends. Similar rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Trust Units.

Taxation of Capital Gains and Losses

Generally, one-half of any capital gain (a "taxable capital gain") realized by a holder in a taxation year must be included in the holder's income for the year, and one-half of any capital loss (an "allowable capital loss") realized by a holder in a taxation year may be deducted from taxable capital gains realized by the holder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net capital gains realized in such years to the extent and under the circumstances described in the Tax Act.

A holder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6⅔% on certain investment income, including taxable capital gains. Capital gains realized by a holder who is an individual may give rise to a liability for alternative minimum tax.

Taxation of Holders Not Resident in Canada

This portion of the summary is generally applicable to a holder who, at all relevant times, for purposes of the Tax Act, is not and is not deemed to be, resident in Canada, does not use or hold the Debentures or the Trust Units in a business carried on in Canada and is not an insurer that carries on an insurance business in Canada and elsewhere (a "Non-Resident Holder").

Debenture Holders

A Non-Resident Holder of a Debenture will generally be subject to Canadian withholding tax at the rate of 25% on interest paid or credited pursuant to the Debenture, unless such rate is reduced under a tax treaty between Canada and the Non-Resident Holder's jurisdiction of residence. A Non-Resident Holder of a Debenture resident in the United States who is entitled to claim the benefit of the *Canada-United States Income Tax Convention, (1980)*, as amended (the "Canada-US Tax Treaty") will generally be entitled to have the rate of withholding reduced to 10% of the amount of any interest paid or credited. Any premium paid on a redemption or repurchase of Debentures prior to maturity will be deemed to be interest for Canadian withholding tax purposes.

On September 21, 2007, Canada and the United States entered into a protocol to the Canada-US Tax Treaty that provides for the elimination of Canadian withholding tax on interest beneficially owned by a person who is a resident of the United States for purposes of the Canada-US Tax Treaty. The protocol will be effective, other than with respect to a beneficial owner who is related (within the meaning of the Canada-US Tax Treaty) with the payor, with respect to withholding tax on interest on the first day of the second month beginning after the later of January 1, 2008 and the later of the dates on which Canada or the United States notifies the other country that the protocol has been ratified.

Pursuant to other Proposed Amendments, interest paid or credited on the Debentures to any Non-Resident Holder who deals at arm's length (within the meaning of the Tax Act) with Newalta Fund will be exempt from Canadian withholding tax commencing on the date that the exemption under the Canada-US Tax Treaty comes into effect, as described above. Such exemption will not require that the Non-Resident Holder be a resident in a treaty country.

A disposition or deemed disposition of a Debenture, whether on conversion, redemption, or maturity, will not give rise to any capital gains subject to tax under the Tax Act provided that the Debenture does not constitute "taxable Canadian property" to the Non-Resident Holder within the meaning of the Tax Act. Generally, if Newalta

Fund is a mutual fund trust for purposes of the Tax Act on the date of disposition, a Debenture will not constitute taxable Canadian property to a Non-Resident Holder at the time of the disposition or deemed disposition thereof unless the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length (within the meaning of the Tax Act) or the Non-Resident Holder together with such persons owned 25% or more of the Trust Units at any time during the 60 month period immediately preceding the disposition.

If a Debenture is sold or transferred by a Non-Resident Holder to a purchaser that is resident in Canada at a time when interest has accrued and remains unpaid on the Debenture, the portion of the purchase or transfer price attributable to such accrued interest may be deemed to be interest, and, subject to the Proposed Amendments described above, there may be liability on the part of the purchaser to remit withholding tax on such deemed interest (and any other amounts deemed to be interest) under the Tax Act.

The computation of the amount of interest which is deemed to have been paid on a transfer of Debentures, including a conversion, is complex, and in some circumstances unclear. Non-Resident Holders who sell or transfer Debentures should consult their own tax advisors as to whether any withholding obligation applies.

Unitholders

Subject to the SIFT legislation, all income of Newalta Fund determined in accordance with the Tax Act (except taxable capital gains) paid or credited by Newalta Fund in a taxation year to a Non-Resident Holder will generally be subject to Canadian withholding tax at a rate of 25%, subject to a reduction in such rate under an applicable tax treaty, whether such income is paid or credited in cash or in Trust Units. The rate of Canadian withholding tax generally is reduced to 15% in respect of amounts that are paid or credited by Newalta Fund to a Non-Resident Holder that is a resident of the United States for the purposes of the Canada-US Tax Treaty. Under the SIFT legislation, after 2010 (or earlier, if Newalta Fund exceeds "normal growth"), such distributions will be characterized as taxable dividends and will be subject to Canadian withholding tax at a rate of 25%, unless such rate is reduced under the provisions of an applicable tax treaty. A Non-Resident Holder resident in the United States who is entitled to claim the benefit of the Canada-US Tax Treaty will generally be entitled to have the rate of withholding tax reduced to 15%.

Newalta Fund is required to maintain a special "TCP gains balance" account to which it will add its capital gains from dispositions after March 22, 2004 of "taxable Canadian property" (as defined in the Tax Act), and from which it will deduct its capital losses from dispositions of such property and the amount of all "TCP gains distributions" (as defined in the Tax Act) made by it in previous taxation years. If Newalta Fund pays an amount to a Non-Resident Holder, makes a designation to treat that amount as a taxable capital gain of the Non-Resident Holder and the total of all such amounts designated by Newalta Fund in a taxation year to Non-Resident Holders and any partnerships which are not "Canadian partnerships" for the purposes of the Tax Act exceeds 5% of all such designated amounts, such portion of that amount as does not exceed the Non-Resident Holder's *pro rata* portion of Newalta Fund's "TCP gains balance" account (as defined in the Tax Act) for the taxation year effectively will be subject to the same Canadian withholding tax as described above for distributions of income (other than net realized capital gains). If a Non-Resident Holder realizes a capital loss on the disposition of a Trust Unit in a particular taxation year and files a special tax return on or before such Non-Resident Holder's filing due date for such taxation year, the Non-Resident Holder may be entitled to receive a refund of all or a portion of such tax.

A Non-Resident Holder will be subject to taxation in Canada in respect of a capital gain realized on the disposition of Trust Units only if such units constitute "taxable Canadian property", as defined in the Tax Act, and the Non-Resident Holder is not afforded relief under an applicable income tax treaty. Trust Units will normally not be taxable Canadian property at the time of the disposition provided that (i) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length (within the meaning of the Tax Act), or the Non-Resident Holder together with such persons, did not own 25% or more of the issued Trust Units at any time during the 60-month period preceding the time of the disposition (ii) Newalta Fund is a mutual fund trust at the time of the disposition; and (iii) the Trust Units are not otherwise deemed to be taxable Canadian property.

A Non-Resident Holder whose Trust Units constitute taxable Canadian property generally will realize a capital gain (or capital loss) on the redemption or disposition of such Trust Units equal to the amount by which the proceeds of disposition exceed (or are less than) the aggregate of such Non-Resident Holder's adjusted cost base of its Trust Units so disposed, determined immediately before the redemption or disposition, and any reasonable costs

of disposition, and generally will be subject to tax under the Tax Act in respect of any such capital gain in the same manner as a Resident Holder (see above under "Taxation of Capital Gains and Losses").

If a Non-Resident Holder disposes of taxable Canadian property, the Non-Resident Holder is required to file a Canadian income tax return for the taxation year in which such disposition occurs.

RISK FACTORS

A prospective purchaser of Debentures should carefully consider the information described in the Management's Discussion and Analysis of Newalta Fund for the year ended December 31, 2006 and for the three and six months ended June 30, 2007 as well as information described under the headings "Information Respecting Newalta Corporation and Newalta Industrial - Risk Factors Affecting the Business of Newalta" and "Information Respecting Newalta Corporation and Newalta Industrial - Risks Related to the Structure of Newalta Fund" set forth in the AIF, all of which is incorporated by reference in this short form prospectus. In addition to the foregoing, prospective purchasers of Debentures should consider the other information set forth below or contained elsewhere in this short form prospectus and in the documents incorporated by reference. In this section, the reference to Newalta includes Newalta Corporation and Newalta Industrial Services Inc.

Market for Securities

There is currently no market through which the Debentures may be sold and purchasers may not be able to resell Debentures purchased under this short form prospectus. There can be no assurance that an active trading market will develop for the Debentures after the Offering, or if developed, that such a market will be sustained at the price level of the Offering.

Prior Ranking Indebtedness; Absence of Covenant Protection

The Debentures will be subordinate to all Senior Indebtedness and to any indebtedness of creditors of Newalta Fund. The Debentures will also be effectively subordinate to claims of creditors of Newalta Fund's subsidiaries except to the extent Newalta Fund is a creditor of such subsidiaries ranking at least *pari passu* with such other creditors.

The Debenture Indenture will not limit the ability of Newalta Fund to incur additional debt or liabilities (including Senior Indebtedness) or to make distributions, except insofar as issuances of additional convertible debentures of senior or equal ranking to the Debentures cannot result in the total principal amount of all issued and outstanding convertible debentures exceeding 25% of the Total Market Capitalization of Newalta Fund immediately after such additional issuance. The Debenture Indenture does not contain any provision specifically intended to protect holders of the Debentures in the event of a future leveraged transaction involving Newalta Fund.

Possible Dilutive Effects on Holders of Trust Units

Newalta Fund may determine to redeem outstanding Debentures for Trust Units or to repay outstanding principal amounts thereunder at maturity of the Debentures by issuing additional Trust Units. Accordingly, holders of Trust Units may suffer dilution. See "Details of the Offering – Payment upon Redemption or Maturity".

Commodity Prices and Exchange Rates

As a result of its recent acquisition of the assets of Nova Pb, Newalta owns Canada's largest integrated lead battery recycling facility which sells recycled lead alloys to the automotive and industrial battery manufacturing industries. The primary source of raw material for this business is waste lead acid batteries that are purchased from a diversified network of scrap dealers, waste collectors and battery manufacturers. The cost of the waste batteries will fluctuate in relation to lead prices. The business of Newalta is therefore directly affected by fluctuations in the price of lead which are affected by events beyond Newalta's control.

Newalta is also subject to foreign currency risks and foreign exchange exposure as an increasing portion of Newalta's operations are being conducted in the United States. Fluctuations in the Canada/U.S. exchange rate

increase the risks that Newalta may experience from foreign exchange fluctuations and may have an adverse effect on Newalta's business and results of operations.

Specified Investment Flow-Through Legislation

It is expected that the SIFT legislation will subject Newalta Fund to trust level taxation beginning on January 1, 2011, which will materially reduce the amount of cash available for distributions to Unitholders. Newalta Fund estimates that the SIFT legislation will, commencing on January 1, 2011, reduce the amount of cash available to Newalta Fund to distribute to its Unitholders by an amount equal to 31.5% of the pre-tax income available for distribution by Newalta Fund. A reduction in distributions could adversely affect the value of the Trust Units. A reduction in the value of the Trust Units would be expected to increase the cost to Newalta Fund of raising capital in the public capital markets. There can be no assurance that Newalta Fund will be able to reorganize its legal and tax structure to reduce the expected impact of the SIFT legislation. In addition, there can be no assurance that Newalta Fund will be able to maintain its grandfathered status under the SIFT legislation until 2011. If Newalta Fund exceeds "normal growth" during the transitional period from October 31, 2006 to December 31, 2010, the SIFT legislation would become effective on a date earlier than January 1, 2011. Loss of grandfathered status could have a material and adverse effect on the value of the Trust Units.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Newalta Fund are Deloitte & Touche LLP, Chartered Accountants, Suite 3000, 700 – 2nd Street S.W., Calgary, Alberta T2P 0S7.

The transfer agent and registrar for the Trust Units is Valiant Trust Company at its principal office in Calgary, Alberta and Equity Transfer Services Inc. at its principal office in Toronto, Ontario.

ELIGIBILITY FOR INVESTMENT

In the opinion of Counsel, provided the Debentures and Trust Units are listed on the TSX, the Debentures and the Trust Units issuable on the conversion, redemption or maturity of the Debentures will, at the date of issue, be qualified investments for trusts governed by Exempt Plans (other than, with respect to the Debentures, a trust governed by a DPSP to which contributions are made by Newalta Fund).

LEGAL MATTERS

Certain legal matters relating to the offering of the Trust Units will be passed upon by Bennett Jones LLP on behalf of Newalta Fund and Newalta and by Stikeman Elliott LLP on behalf of the Underwriters. As at the date hereof, partners and associates of Bennett Jones LLP and Stikeman Elliott LLP as a group beneficially own, directly or indirectly, less than 1% of the outstanding Trust Units.

MATERIAL CONTRACTS

The following contracts may be material to an investor in Debentures:

(a) the Deed of Trust;

(b) the note indenture between Newalta and Valiant Trust Company governing the issuance of the Notes;

(c) the Underwriting Agreement; and

(d) the Debenture Indenture.

Copies of each of the foregoing agreements may be inspected during regular business hours at the offices of Newalta Fund, at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta, until the expiry of the 30-day period following the date of the final short form prospectus. Copies of each of the foregoing agreements are (or, in the case of the Debenture Indenture, will following closing of the Offering be) available on www.sedar.com.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings material to Newalta Fund to which Newalta Fund or Newalta is a party or in respect of which any of their respective properties are subject, nor are there any such proceedings known to Newalta Fund or Newalta to be contemplated.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

AUDITORS' CONSENT

We have read the short form prospectus of Newalta Income Fund ("Newalta Fund") dated November •, 2007 qualifying the distribution of 100,000 7% convertible unsecured subordinated debentures of Newalta Fund. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the unitholders of Newalta Fund on the consolidated balance sheets of Newalta Fund as at December 31, 2006 and 2005 and the consolidated statements of operations and retained earnings and cash flows for the years then ended. Our report was dated February 23, 2007.

Calgary, Alberta
November •, 2007

•
Chartered Accountants

CERTIFICATE OF NEWALTA INCOME FUND

October 26, 2007

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of Alberta, British Columbia, Manitoba, Ontario and Québec. For the purpose of the Province of Québec, this simplified prospectus, together with the documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

NEWALTA INCOME FUND by
NEWALTA CORPORATION, as Administrator

(SIGNED) Alan P. Cadotte President and Chief Executive Officer	(SIGNED) Ronald L. Sifton Executive Vice President and Chief Financial Officer

On behalf of the Board of Directors

(SIGNED) Robert M. MacDonald Director	(SIGNED) Clayton H. Riddell Director

CERTIFICATE OF THE UNDERWRITERS

October 26, 2007

To the best of our knowledge, information and belief, the foregoing, together with the documents incorporated herein by reference constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of Alberta, British Columbia, Manitoba, Ontario and Québec. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, together with the documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

CIBC WORLD MARKETS INC.

(SIGNED) Michael W. de Carle

RBC DOMINION SECURITIES INC.

(SIGNED) Darrell Law

BMO NESBITT BURNS INC.

(SIGNED) Danny C. Mah

SCOTIA CAPITAL INC.

(SIGNED) Anthony Aulicino

TD SECURITIES INC.

(SIGNED) Alec W. G. Clark

NATIONAL BANK FINANCIAL INC.

(SIGNED) Vanessa A. Stockbrugger

ORION SECURITIES INC.

(SIGNED) Scott P. Hayduk

File No. 82-34834

NEWALTA

END